UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

ABLEST INC.
(Name of Issuer)
Common Stock, $.05 par value per share
(Title of Class of Securities)
00371W100
(CUSIP Number)
Charles H. Heist, III
1511 N. Westshore Boulevard
Tampa, FL 33607

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copy to:

David S. Felman, Esq.
Hill, Ward & Henderson, P.A.
101 E. Kennedy Boulevard, Suite 3700
Tampa, FL 33602
January 18, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect for the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	00371W100	Page	2	of	8

1	NAMES OF REPORTING PERSONS: Charles H. Heist, III

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		201,915

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		905,738

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		201,915

WITH	10	SHARED DISPOSITIVE POWER:

		905,738

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,107,653

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑[1]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	37.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

1  Amount in row 11 does not include 127,248 shares beneficially owned by Mr. Heist’s wife.

CUSIP No.	00371W100	Page	3	of	8

1	NAMES OF REPORTING PERSONS: Karen L. Heist

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		127,248

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		127,248

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	127,248

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑[1]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

1  Amount in row 11 does not include 1,107,662 shares beneficially owned by Mrs. Heist’s husband.

CUSIP No.	00371W100	Page	4	of	8

1	NAMES OF REPORTING PERSONS: Kurt R. Moore

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		79,032

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		79,032

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	79,032

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

SCHEDULE 13D
     This Amendment No. 6 (this “Amendment No. 6”) amends and restates in its entirety the Schedule 13D and amendments thereto filed by Charles H. Heist, III with the Securities and Exchange Commission (the “Schedule 13D”).
Item 1. Security and Issuer.
     This Amendment No. 6 relates to common stock, par value $0.05 per share (“Common Stock”), of Ablest Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 1511 N. Westshore Boulevard, Tampa, Florida 33607.
Item 2. Identity and Background.
     (a) This Amendment No. 6 is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Charles H. Heist, III, (ii) Karen L. Heist, and (iii) Kurt R. Moore. A Joint Filing Agreement is attached hereto as Exhibit 7.01.
     (b) The business address of each Reporting Person is 1511 N. Westshore Boulevard, Tampa, Florida 33607.
     (c) The present principal occupation of Mr. Heist is the Chairman of Board of Directors of the Issuer. Mrs. Heist is engaged in various part-time employment activities. The present principal occupation of Mr. Moore is the President and Chief Executive Officer of the Issuer.
     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Each Reporting Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
     The shares of Common Stock that Mr. Heist owns were acquired through (i) open market purchases using personal funds, (ii) share distributions by the Issuer, (iii) share splits by the Issuer, and (iv) gifts. The shares of Common Stock that Mrs. Heist owns were acquired by gift.
     With respect to the Proposed Transaction (as defined in Item 4 below), it is anticipated that funding would be in the form of debt financing arranged by an acquisition vehicle formed by the Investors (as defined in Item 4 below) and secured by the assets of the Issuer.
     The information set forth in response to this Item 3 is qualified in its entirety by reference to the information set forth in response to Item 4 below, which is incorporated herein by reference.

Item 4. Purpose of the Transaction.
     On January 18, 2007, Mr. Heist, the Issuer’s Chairman, and Donald W. Burton met with a special committee of the Issuer’s Board of Directors (the “Special Committee”) and delivered a proposal pursuant to which an acquisition vehicle formed by Mr. Heist, Mr. Burton, The Burton Partnership, Limited Partnership, The Burton Partnership (QP), Limited Partnership, and Kurt R. Moore, a director and President and Chief Executive Officer of the Issuer (collectively, the “Investors”), would acquire by merger all of the outstanding shares of Common Stock (other than certain shares held directly or indirectly by the Investors) for a purchase price of $7.50 per share in cash (the “Proposed Transaction”). The Investors anticipate that certain shares of Common Stock held by Mr. Heist, individually and as trustee of certain family trusts, other members of the Heist family and certain other members of the Issuer’s senior management team will be rolled-over in the acquisition. The proposal contemplates that the Proposed Transaction would not be subject to any financing contingency or other financing condition. As of the date of this filing, there are no written contracts or agreements among the Investors or between the Investors and any other person with respect to the Proposed Transaction.
     No binding obligation on the part of the Investors or the Issuer will arise with respect to the Proposed Transaction or any other transaction unless and until a definitive agreement satisfactory to the Investors and recommended by the Special Committee and approved by the Issuer’s Board of Directors is executed and delivered. If a definitive agreement is executed and delivered, the consummation of the Proposed Transaction or any other transaction would be subject to the satisfaction of additional requirements.
     If the Proposed Transaction or a similar transaction is consummated, it is expected that there may be a change in the composition of the Issuer’s Board of Directors, that the Common Stock would cease to be listed on the American Stock Exchange and that the registration of the Common Stock pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 would be terminated.
Item 5. Interest in Securities of Issuer.
     The percentages set forth below are based on 2,930,639 shares of Common Stock outstanding at November 10, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2006, filed with the Securities and Exchange Commission on November 13, 2006 (the “Reported Shares Outstanding”).
     (a) The aggregate number of shares of Common Stock beneficially owned by Mr. Heist is 1,107,653, which represents 37.8% of the Reported Shares Outstanding. These shares include (i) 10,868 shares owned of record by Mr. Heist and (ii) 191,047 shares held in the Charles H. Heist Revocable Trust, a trust in which Mr. Heist is the sole trustee. Additionally, Mr. Heist may be deemed to be the beneficial owner of (i) 454,645 shares held in the C. H. Heist Intervivos Trust, of which Mr. Heist is a co-trustee (the “C. H. Heist Trust Shares”), and (ii) 451,093 shares held in nine (9) trusts (the “Grandchildren Trusts”) for the benefit of the children of Mr. Heist and his sisters, Victoria Hall and Dixie Lea Clark (the “Grandchildren Trust Shares”), of which Mr. Heist, Ms. Hall and Ms. Clark are the co-trustees.
     The aggregate number of shares of Common Stock beneficially owned by Mrs. Heist is 127,248, which represents 4.3% of the Reported Shares Outstanding. These shares are held in the Karen L. Heist Revocable Trust, a trust in which Mrs. Heist is the sole trustee.

     The aggregate number of shares of Common Stock beneficially owned by Mr. Moore is 79,032, which represents 2.7% of the Reported Shares Outstanding.
     By virtue of the relationships and as a result of the matters described in Item 4 above, the Reporting Persons may be deemed to constitute a “group” with Donald W. Burton, The Burton Partnership, Limited Partnership, and The Burton Partnership (QP), Limited Partnership within the meaning of Section 13(d)(3) of the Exchange Act. As a result, the Reporting Persons may be deemed to beneficially own the shares of Common Stock that are being reported by Mr. Burton, The Burton Partnership, Limited Partnership, and The Burton Partnership (QP), Limited Partnership on a Schedule 13D being filed on the date hereof. The Reporting Persons disclaim beneficial ownership of any shares of Common Stock that are beneficially owned by Mr. Burton, The Burton Partnership, Limited Partnership, and The Burton Partnership (QP), Limited Partnership.
     (b) Mr. Heist has sole power to vote and sole power to dispose or direct the disposition of 201,915 shares of Common Stock. Mr. Heist has shared power to vote and shared power to dispose or direct the disposition of the C. H. Heist Trust Shares. The power to vote and dispose of the C. H. Heist Trust Shares is shared by Mr. Heist with Rebecca Heist, who is the other co-trustee of the C. H. Heist Intervivos Trust.
     Mr. Heist has shared power to vote and shared power to dispose or direct the disposition of the Grandchildren Trust Shares. The power to vote and dispose of the Grandchildren Trust Shares is shared by Mr. Heist with Victoria Hall and Dixie Lea Clark, who are the other co-trustees of each of the Grandchildren Trusts.
     Mrs. Heist has sole power to vote and sole power to dispose or direct the disposition of 127,248 shares of Common Stock.
     Mr. Moore has sole power to vote and sole power to dispose or direct the disposition of 79,032 shares of Common Stock.
     (c) Not applicable.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.
     See Item 5(a) and 5(b) above concerning shares held by certain persons other than the Reporting Persons.
     454,645 shares of Common Stock beneficially owned by Mr. Heist for which he has shared voting and dispositive power are held in the C. H. Heist Intervivos Trust. Mr. Heist, Ms. Hall and Ms. Clark are the income beneficiaries of the C. H. Heist Intervivos Trust for life, and Mr. Heist and Rebecca L. Heist, as co-trustees of the C.H. Heist Intervivos Trust, have the authority to invade the corpus of the C. H. Heist Intervivos Trust for the benefit of those income beneficiaries. The children of Mr. Heist, Ms. Hall and Ms. Clark are the remaindermen of the C. H. Heist Intervivos Trust. The co-trustees may vote, dispose of or take any other action with respect to the securities in the C. H. Heist Intervivos Trust upon majority vote.
     451,093 shares of Common Stock beneficially owned by Mr. Heist for which he has shared voting and dispositive powers are held in the Grandchildren Trusts. One-half of the trust estate will be distributed to the applicable grandchild when he or she attains age 30 with the balance distributed to such grandchild upon his or her 35th birthday. Mr. Heist, Ms. Hall and Ms. Clark are the co-trustees of the Grandchildren Trusts. The co-trustees may invade the corpus of the trust for certain limited purposes and only for the benefit of the beneficiaries of the trust. The co-trustees may vote, dispose of or take any action with respect to the securities in the trust.
     Mr. Heist, as co-trustee of the C.H. Heist Intervivos Trust and personal representative of the Estate of Clydis D. Heist (the “Estate”), and Rebecca L. Heist, as co-trustee of the C.H. Heist Intervivos Trust, are parties to a Commercial Note, dated March 24, 2006, with SunTrust Bank, a Georgia banking corporation (“SunTrust”), pursuant to which the Estate borrowed approximately $1,324,022.89 (the “Loan”). In connection with the Loan, Mr. Heist and Rebecca L. Heist, as co-trustees of the C.H. Heist Intervivos Trust, are parties to a Security Agreement in favor of SunTrust pursuant to which they have pledged the C.H. Heist Trust Shares as collateral for the Loan. Additionally, in connection with the Loan and Security Agreement, Mr. Heist, as co-trustee of the C.H. Heist Intervivos Trust and personal representative of the Estate, and Rebecca L. Heist, as co-trustee of the C.H. Heist Intervivos Trust, are parties to a Margin Agreement with SunTrust. The Loan, Security Agreement and Margin Agreement contain standard default and similar provisions that would permit SunTrust to take ownership of the C.H. Heist Trust Shares upon the occurrence of an event of default.
     4,540 shares of Common Stock owned of record by Mr. Heist are restricted pursuant to the terms of the Issuer’s 2002 Restricted Stock Plan (the “2002 Plan”) and Restricted Stock Plan Award Agreements entered into between Mr. Heist and the Issuer in connection with the award of such restricted shares. The restrictions on such shares lapse in three equal installments from the date of grant, such that the restrictions with respect to 2,223 of such shares shall lapse in 2007, the restrictions with respect to 1,410 of such shares shall lapse in 2008, and the restrictions with respect to 907 of such shares shall lapse in 2009. In the event of a change of control or the termination of Mr. Heist’s employment due to death, disability, retirement or termination by the Issuer without cause, all restrictions on such shares shall lapse. In the event of termination of Mr. Heist’s employment for any other reason (including for cause), all restricted shares shall be forfeited to the Issuer. While shares are subject to the restrictions, Mr. Heist retains voting power and all economic benefits of ownership, but may not transfer the restricted shares. The proposal with respect to the Proposed Transaction contemplates that all restrictions on such shares would lapse.
     11,679 shares of Common Stock owned of record by Mr. Moore are restricted pursuant to the terms of the 2002 Plan and Restricted Stock Plan Award Agreements entered into between Mr. Moore and the Issuer in connection with the award of such restricted shares. The restrictions on such shares lapse in three equal installments from the date of grant, such that the restrictions with respect to 4,853 of such shares shall lapse in 2007, the restrictions with respect to 4,121 of such shares shall lapse in 2008, and the restrictions with respect to 2,705 of such shares shall lapse in 2009. Additionally, 13,500 shares of Common Stock owned of record by Mr. Moore are restricted pursuant to the terms of the Issuer’s Executive Stock Awards Plan and an Executive Restricted Stock Plan Award Agreement entered into between Mr. Moore and the Issuer in connection with the award of such restricted shares, all of which restrictions shall lapse in 2007. In the event of a change of control or the termination of Mr. Moore’s employment due to death, disability, retirement or termination by the Issuer without cause, all restrictions on such shares shall lapse. In the event of termination of Mr. Moore’s employment for any other reason (including for cause), all restricted shares shall be forfeited to the Issuer. While shares are subject to the restrictions, Mr. Moore retains voting power and all economic benefits of ownership, but may not transfer the restricted shares. The proposal with respect to the Proposed Transaction contemplates that all restrictions on such shares would lapse.
     A copy of the form of Restricted Stock Plan Award Agreement is attached hereto as Exhibit 7.02, and is incorporated by reference herein. A copy of the 2002 Plan was filed as Appendix A to the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 5, 2003 and is incorporated by reference herein. A copy of the form of Executive Restricted Stock Plan Award Agreement is attached hereto as Exhibit 7.03, and is incorporated by reference herein. A copy of the Issuer’s Executive Stock Awards Plan was filed as Exhibit 10(a) to the Issuer’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on January 12, 2004 and is incorporated by reference herein. The above descriptions of the Restricted Stock Plan Award Agreements, 2002 Plan, Executive Stock Awards Plan and Executive Restricted Stock Plan Award Agreement is merely a summary and is qualified in its entirety by reference to the terms thereof.
Item 7. Material to be Filed as Exhibits
     The following documents are filed as exhibits hereto:

Exhibit 7.01.	Joint Filing Agreement by and among the Reporting Persons, dated January 23, 2007
Exhibit 7.02.	Form of Restricted Stock Plan Award Agreement
Exhibit 7.03.	Form of Executive Restricted Stock Award Agreement

     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2007	/s/ Charles H. Heist, III
Charles H. Heist, III

Dated: January 23, 2007	/s/ Karen L. Heist
Karen L. Heist

Dated: January 23, 2007	/s/ Kurt R. Moore
Kurt R. Moore

EXHIBIT INDEX

Exhibit 7.01.	Joint Filing Agreement by and among the Reporting Persons, dated January 23, 2007
Exhibit 7.02.	Form of Restricted Stock Plan Award Agreement
Exhibit 7.03.	Form of Executive Restricted Stock Award Agreement